Exhibit 99.57

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL SETS NEW SERVICE STANDARD IN ONLINE EYEGLASSES CATEGORY

Vancouver, British Columbia — February 16, 2012 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA), the planet’s biggest online eyewear company, announced today that during the month of January, 2012 it set a new service record for made-to-order prescription eyeglasses. Coastal reduced the average time from order placement by the customer to shipment to 0.7 days.

“We believe that making and shipping prescription eyeglasses in less than one day is a standard that defines the category and places Coastal in a unique position,” stated Roger Hardy, Coastal’s Founder and CEO. “Coastal’s in-house eyeglasses manufacturing facility operates 24/7 and is one of the most technologically advanced labs in North America. Competitors in our space typically use third party or offshore manufacturing facilities which make impossible for them to achieve this type of service commitment.”

Steve Bochen, COO commented, “Customers are telling us that speed matters. By shipping eyeglasses in less than a day we experienced a significant drop in status calls to our Customer Care Center. We have built a virtuous cycle of performance and will strive to keep raising the bar in order to enhance the customer experience.”

Coastal also reports that its North American hub shipped 83,066 prescription eyeglasses during the month of January, 2012, compared with 38,207 eyeglasses during the same period in 2011, an increase of 117%.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.